FORM 5
               U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, d.C. 20549
         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person 4. Statement for Month/Year
     Robertson, Linwood R.                   December 1995
     Riverfront Plaza-West
     901 E. Byrd Street, 17th Floor     5. If Amendment, Date of Original
     Richmond, Virginia 23219          (Month/Year)

2. Issuer and Ticker or Trading Symbol  6. Relationship of Reporting Person
     Dominion Resources, Inc. (D)          to Issuer
                                        Senior Vice President, Treasurer
3. IRS or Social Security Number of               and Corporate Secretary
   Reporting Person (Voluntary)
     ###-##-####

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security                            Common Stock
2. Transaction Date                             (01)
3. Transaction Code                             R
4. Securities Acquired (A) or Disposed of (D)
   Amount                                       94.888
   (A) or (D)                                   A
   Price                                        (01)
5. Amount of Securities Beneficially
     Owned at End of Issuer's Fiscal Year
6. Ownership Form: Direct (D) or Indirect (I)
7. Nature of Indirect Beneficial Ownership

1. Title of Security                            Common Stock
2. Transaction Date                             08/02/95
3. Transaction Code                             G
4. Securities Acquired (A) or Disposed of (D)
   Amount                                       2
   (A) or (D)                                   D
   Price
5. Amount of Securities Beneficially
     Owned at End of Issuer's Fiscal Year       2,186.891
6. Ownership Form: Direct (D) or Indirect (I)   D
7. Nature of Indirect Beneficial Ownership

1. Title of Security                            Common Stock
2. Transaction Date                             (02)
3. Transaction Code                             J (02)
4. Securities Acquired (A) or Disposed of (D)
   Amount                                       1,783
   (A) or (D)                                   D
   Price                                        (02)
5. Amount of Securities Beneficially
     Owned at End of Issuer's Fiscal Year       1,394
6. Ownership Form: Direct (D) or Indirect (I)   I
7. Nature of Indirect Beneficial Ownership      By Trustee of Employee
                                                Savings

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FORM 5

1. Title of Security                            Common Stock
2. Transaction Date                             (01)
3. Transaction Code                             R
4. Securities Acquired (A) or Disposed of (D)
   Amount                                       6.562
   (A) or (D)                                   A
   Price                                        (01)
5. Amount of Securities Beneficially
     Owned at End of Issuer's Fiscal Year
6. Ownership Form: Direct (D) or Indirect (I)
7. Nature of Indirect Beneficial Ownership

1. Title of Security                            Common Stock
2. Transaction Date                             06/30/95
3. Transaction Code                             G
4. Securities Acquired (A) or Disposed of (D)
   Amount                                       77.334
   (A) or (D)                                   A
   Price
5. Amount of Securities Beneficially
     Owned at End of Issuer's Fiscal Year       160.954
6. Ownership Form: Direct (D) or Indirect (I)   I
7. Nature of Indirect Beneficial Ownership      By Spouse

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Derivative Security               __________________
2.   Conversion or Exercise Price of
      Derivative Security                       __________________
3.   Transaction Date                           __________________
4.   Transaction Code                           __________________
5.   Number of Derivative Securities Acquired (A)
      or Disposed of (D)                        __________________
6.   Date Exercisable                           __________________
     Expiration Date                            __________________
7.   Title and Amont of Underlying Securities
     Title                                      __________________
     Amount or Number of Shares                 __________________
8.   Price of Derivative Security               __________________
9.   Number of Derivative Securities
      Beneficially Owned at End of Year         __________________
10.  Ownership of Derivative Security:
     Direct (D) or Indirect (I)                 __________________
11.  Nature of Indirect Beneficial Ownership    __________________


Explanation of Responses:

(01) Acquired through the normal reinvestment feature of the Dominion Resources, Inc. Automatic Dividend Reinvestment and Stock Purchase Plan during 1995 at prices ranging from $36.00 to $41.25 per share.

(02) Shares of Dominion Resources Common Stock were transferred from the Common Stock Fund to another Fund offered under the Dominion Resources, Inc. Employee Savings Plan in a transaction exempt under old rule 16b-3.

Linwood R. Robertson
2/13/96